SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summary of the payment notice for the cash dividend.

By letter dated November 9, 2004, the Company reported that in accordance with the ordinary and extraordinary general shareholders meeting held on October 22, 2004 and in accordance with the resolution adopted by the board of directors in its meeting held on November 3, 2004, the Company resolved to put at the shareholders’ disposal the distribution of the cash dividend with charge to the financial statement closed on June 30, 2004 in an unique payment, subject to the following conditions:

Payment commencement date: November 17, 2004

Payment domicile: Caja de Valores S.A. 25 de Mayo 362 Capital Federal

Payment hours: From 10 am to 3 pm

Amount approved by the shareholders meeting: $3,000,000

Percentage of the dividend over the principal: The distribution shall be calculated over the share capital in circulation at October 31, 2004 of $151,285,377 (which means 1.98300%) and in a relation of $ 0.01983007 per share of nominal value V$N1 each and $ 0.19830073 per ADR.

The Company stated that in accordance with the issuance and conversion conditions of the Notes, the only ones that have the right to the dividend payment are the Company’s shares in circulation and those Notes that were convertible into shares to the date of the shareholders meeting, excluding any other kind.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 9, 2004